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                             July 20, 2022

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 23,
2022
                                                            CIK No. 0001929783

       Dear Mr. Wu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   We note your disclosure
that references to    we,    the    Company    or    our company    are to
                                                        Work Cayman and/or its
consolidated subsidiaries. Please revise your disclosures so that it is clear to investors
which entity the disclosure is referencing and which subsidiaries or entities are conducting
the business operations.
   2. We refer to your discussions in the fifth and sixth paragraphs regarding the Chinese government's influence
over you and and its ability to intervene in your operations. Please revise your disclosures
here and elsewhere as appropriate to clearly state that this
 Shuang Wu
FirstName  LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany
July       NameWORK Medical Technology LTD
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         influence could cause the value of your ordinary shares to "significantly" decline.
About This Prospectus, page 1

3. Please revise the definitions of China and PRC to include Hong Kong and Macau. Please also revise your corporate structure chart on page 5 to reflect that your Hong Kong subsidiary is inside the PRC and make corresponding changes throughout the prospectus.
4. We refer to your statement that the the accuracy and completeness of your industry data is not guaranteed. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete such statement.
Prospectus Summary
Our Corporate History and Structure, page 5

5. We refer to footnote 2 to your chart beginning on page 6. Please also disclose whether you have the same expectations regarding renewal for any certificates scheduled to expire in
         2023.
6. Please revise your corporate structure charts here and on page 56 so that they are legible.
         In addition, with respect to the entities where Work Cayman does not ultimately have
         100% ownership, please revise the chart and corresponding narrative disclosure to explain the remaining ownership.
Dividends and Other Distributions, page 10

7. Please revise to provide a more detailed description of how cash is or will be transferred through your organization, including whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization.
         In addition, you state on page 11 that your PRC subsidiaries paid dividends in the fiscal year ended September 30, 2021, but that they do not plan to do so in the future unless they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds. Revise to quantify the amount of dividends paid, and clarify to whom the dividends were paid, as you state that your PRC subsidiaries have not paid any dividends to you to date.
Risk Factors
You may experience difficulties in effecting service of legal process. . ., page 22

8. We refer to your statement that most of your senior executive officers reside within China for a significant portion of the time and are PRC nationals. Please expand your disclosure to explain whether the risks discussed in this risk factor also apply to your directors.
Failure to make adequate contributions to various employee benefit plans . . ., page 30

9. We refer to your statement that you did not make contributions in the full amount for the social insurance fund and housing provident fund for your employees and did not make
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FirstName  LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany
July       NameWORK Medical Technology LTD
     20, 2022
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         contributions in the housing fund for some employees. Please revise your disclosures to quantify the amount of the contributions that should have been made and were not made.
         Please also revise your disclosure on page 86 regarding your provision of various insurance to your employees to clarify that you have not made all required contributions.
We may experience significant liability claims or complaints from customers, doctors and patients. . ., page 32

10. Please expand this risk factor to discuss the risks arising from any recalls you may issue.
         In this regard, we note your discussion on page 85 that Hangzhou Shanyou was required to conduct recalls for certain of your devices in 2019 and 2020.
We may incur liabilities that are not covered by insurance, which could expose us to significant costs and business disruption., page 37

11. Please expand the title of this risk factor to state that you do not have any product liability, business interruption, or property insurance.
Our COO and Liwei Zhang has substantial influence over our company. . . ., page
44

12. Please expand this risk factor to discuss the effects of other ownerships that Mr. Yu and
         Ms. Zhang have in your organization. For example, it appears from your disclosure on pages F-6 and F-7 that they also own the separate 5% of Hangzhou Shanyou and the separate 40% of Hangzhou Hanshi that are not owned by you. Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Income (expenses), page 60

13. Please provide more detail in your discussion regarding the $3,752,002 in government subsidies received in 2021 and address whether you expect to receive continuing amounts. In addition, please revise the notes to your financial statements to include your accounting policy related to subsidies and the material terms of the arrangement related to these subsidies received.
Business, page 75

14. Please add disclosure in this section, or elsewhere as appropriate, regarding the material terms of your financing agreements and file such agreements, or advise. Refer to Item
         10.C. of Form 20-F.
Business
Our Customers, page 80

15. Please provide more information in the filing related to your customers that accounted for
         49% and 15% of revenue in 2021. For example, address whether each of the customers are direct end-user customers, domestic distributor customers or export distributor customers.
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FirstName  LastNameShuang
WORK Medical    Technology Wu
                           LTD
Comapany
July       NameWORK Medical Technology LTD
     20, 2022
July 20,
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Intellectual Property, page 87

16. Please revise to disclose whether you own all of your patents or whether any patents are licensed from third parties. With reference to the table on pages 88-89, please also explain whether you expect any material effects on your business as a result of any patent that will expire within the next few years.
Regulations
Fire Prevention Management, page 90

17. Please expand on your discussion in this section to explain the effect of not having prepared the Inspection and Acceptance Reports of Fire Protection, including that you may be ordered to stop using the affected production lines. Also, to give context to your investors, provide a quantitative explanation here and, if applicable, also in your risk factor on page 40, of the effect such a stop order would have on the production of your devices.
Management
Compensation of Directors and Officers, page 108

18. You disclose an aggregate compensation amount paid to your directors and officers for the fiscal year ended September 30, 2021. However, we note that the officers and directors disclosed on page 104 appear to have commenced their terms in 2022, and Work Cayman was incorporated in March 2022. Please revise your disclosure in this section to further explain.
Related Party Transactions, page 111

19. Please expand on your disclosures in this section to disclose related party transactions for the preceding three financial years up to the date of your prospectus. Additionally, with respect to all the loans, expand on your disclosures regarding the nature of the loans, and the transactions in which they were incurred. In addition, please ensure that all transactions with related parties during the covered period is disclosed in this section. For example, we note that there were unregistered securities transactions with some related parties noted in Item 17 of your registration statement. Refer to Item 7.B. of Form 20-F.
Consolidated Financial Statements
History of the Group and Reorganization , page F-7

20. Other than the 24,999 shares held by LWY GROUP LTD, which is 100% owned by
         Baiming Yu, and the 2,500 shares held by ZLW Group LTD, which is 100% owned by
         Liwei Zhang, please describe for us in further detail the reason why the March 1, 2022 share transactions identified on page II-2 are included as part of the reorganization and retroactively presented for all periods presented. As part of your response, clarify whether the investors are independent 3rd parties or related parties, whether the per share
 Shuang Wu
WORK Medical Technology LTD
July 20, 2022
Page 5
      consideration represents fair value or a nominal price, and the purpose of the transactions.
      Please expand your disclosure regarding these details, as appropriate.
6. Property, Plant and Equipment, Net, page F-16

21. Please disclose more detail regarding the $4,483,075 impairment recorded in 2020. In addition, describe for us the reasons why the impairment is presented with "other income
      (expenses)" on page F-4 and not with "operating expenses." Refer to Interpretative
      Response to Question 2 of SAB Topic 5.P.3 for guidance.
General

22. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameShuang Wu
                                                            Division of
Corporation Finance
Comapany NameWORK Medical Technology LTD
                                                            Office of Life
Sciences
July 20, 2022 Page 5
cc:       Ying Li, Esq.
FirstName LastName